SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 July 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
  Half Yearly Report

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2015
Strong first half results

Financial summary1	Reported			Underlying at 2014 constant rates2
	2015	2014	% Change	2015	2014	% Change
Revenue	$915m	$908m	1%	$801m	$740m	8%
Fee Revenue3	$626m	$600m	4%	$652m	$600m	9%
Operating profit	$337m	$310m	9%	$329m5	$299m	10%
Adjusted EPS	87.2¢	70.7¢	23%	85.2¢	68.0¢	25%
Basic EPS4	156.2¢	93.0¢	68%	-	-	-
Total dividend per share	27.5¢	25.0¢	10%	-	-	-
Net debt	$1,710m	$1,533m	12%	-	-	-

1All figures before exceptional items unless otherwise noted.  2Excluding Kimpton, owned asset disposals, significant liquidated damages, and results from managed lease hotels, at constant H1 2014 exchange rates (CER).  Underlying adjusted EPS based on underlying EBIT, effective tax rate, and reported interest at actual exchange rates.  3Group revenue excluding impact of Kimpton, owned & leased hotels, managed leases and significant liquidated damages.  4After exceptional items.  5Underlying operating profit of $320m at actual H1 2015 exchange rates.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We continued to make strong progress against our winning strategy in the first half, strengthening our brands, loyalty programme and owner proposition.  We delivered our best first half for signings since 2008, underlying fee revenue growth of 9%, and underlying profit2 growth of 10%, giving us the confidence to increase the interim dividend by 10%.
Our preferred brands demonstrated their continued momentum as we signed the highest number of Holiday Inn rooms ever in the first half, including the two largest properties for the brand, and strengthened our leadership position in the fast growing boutique segment.  Alongside this we continue to make great progress delivering against our technology objectives, introducing a number of new digital initiatives that have helped drive almost 50% growth in mobile revenue.
The completion of the sale of InterContinental Paris - Le Grand for €330m, and agreement to sell InterContinental Hong Kong for $938m, marks the successful finalisation of our major owned asset disposal programme, which has realised gross proceeds of $8bn.
Looking forward, based on current trading trends, we remain confident in the outlook for the rest of the year."

Financial Highlights
•      Strong fee revenue growth in all regions
-     Global comparable H1 RevPAR up 5.1%, with growth across all regions. Q2 comparable RevPAR growth of 4.4%.
-     $11.2bn total gross revenue from hotels in IHG's system (up 1% year-on-year; 7% CER).
-     Underlying fee revenue up 9%, leveraging both RevPAR and room growth.  Reported fee revenue up 4%, negatively impacted by foreign exchange translation.
•      Focus on disciplined execution
-     Finalised major owned asset disposal programme with agreed sale of InterContinental Hong Kong for $938m.
-     Underlying operating profit2 growth up 10% (reported up 9%) driven by our focus on efficient execution.
-     Group fee-based margin up 1.8%pts year on year to 46.8%, benefiting from scale growth.
-     10% increase in interim dividend to 27.5¢ demonstrating strong momentum behind the business.

Strategic Progress
•      Enhancing our portfolio of preferred brands
-     Holiday Inn brand family continues to deliver global growth with highest ever number of first half room signings, eight years on from commencing the industry's most successful brand relaunch.
-     Extended stay brands accelerating scale with highest number of openings and signings since 2010, and over 100 Staybridge Suites hotels in the pipeline.
-     Our boutique hotel brands continue to grow strongly.  We have opened five new Kimpton hotels since its acquisition in what is expected to be the best year for additions in the brand's history, and we opened Hotel Indigo in two new geographic markets.

•      Building and leveraging scale
-     Added 28k rooms (including Kimpton acquisition), increasing total system size to 724k rooms, representing year-on-year net system size growth of 4.5%.
-     41k first half room signings, our most since 2008, delivered a closing pipeline of 214k rooms, with almost 100k rooms under construction, our highest ever.
-     86% of open rooms and 90% of pipeline in our 10 priority markets.
-     5% share of global industry supply, 13% share of active industry pipeline; well positioned to drive future growth.

•      Driving digital capability and enhancing loyalty
-    Pioneering partnership with Amadeus to develop the industry's first cloud-based Guest Reservation System.
-    Digital channel delivery tracking at over $4bn per annum, driving revenue at a low cost of sale to our owners.
-    Introduced more guest solutions for our #1 rated mobile app, driving over 50% growth in mobile app downloads and 48% growth in mobile revenue to over $1bn on an annualised basis.
-    Enhanced our loyalty offer through IHG Rewards Club, launching a new top tier, Spire Elite, and rolling out new in-hotel customer relationship management capability across the global estate.

Americas - Rate driven RevPAR growth and highest signings in seven years
Comparable H1 RevPAR increased 5.4%, driven by rate growth of 4.2%; second quarter RevPAR increased 4.7%.
In the US, RevPAR was up 5.6% in the first half and 4.8% in Q2, with a continued increase in demand and limited supply growth delivering record levels of occupancy across the estate.  The Holiday Inn brand family continued to deliver more than a 6%pt RevPAR premium to its industry segment with H1 RevPAR up 5.7%.  However, performance was impacted by the weighting of our distribution towards oil producing states where trading has been challenging.
Elsewhere, Mexico RevPAR was up 9.4% driven by double digit growth in key cities, whilst RevPAR growth in Canada increased by 1.0%, also impacted by performance in oil producing areas.
Underlying1 revenue and profit were up 10% and 8%, respectively, driven by our franchise business which increased underlying1 profit by 10%.  This was partially offset by a number of one-offs in the half: a higher charge associated with our US healthcare schemes, up $3m due to adverse claims; a $3m impact from difficult trading in Latin America, driven by further economic issues in Venezuela; and the continued refurbishment of InterContinental New York Barclay, which is due to open in the second quarter of 2016 and will take a period of time to ramp up trading performance.
Reported revenue increased 8% to $471m and operating profit increased 10% to $295m following the consolidation of Kimpton, partially offset by the sale of owned assets and a $4m reduction in significant liquidated damages (2015: $3m, 2014: $7m).
We opened 10k rooms (96 hotels) in the first half across the Americas, of which nearly half were Holiday Inn Express, and removed 55 properties, in line with 2014, as we continue to focus on the quality of our estate.  We signed 21k rooms (166 hotels), an increase for the fifth year running and more than double the level in 2010.  Highlights include the 596 room Holiday Inn Express Honolulu Waikiki Beach, the largest property for the brand in the Americas, and Hotel Indigo Los Angeles, where we are working in partnership with one of our largest owners in China, Greenland Group.
Kimpton
We completed the acquisition of Kimpton in the first quarter, and since then the integration has progressed well, with first half revenue of $33m and operating profit of $14m, including $3m of significant liquidated damages.
We believe Kimpton has great growth potential both in the US and internationally, with 2015 expected to be the best year for openings and signings in the brand's history.  We have secured five new signings already, and are in discussions to sign the first hotels for the brand outside the US, where demand from existing IHG owners is exceptionally strong.  During July, seven Kimpton hotels in San Francisco, representing annual fee revenue of $6m, were removed from the system due to a specific issue.

Europe - Continued trading and signings momentum
Comparable H1 RevPAR increased 5.1% led by rate growth; second quarter RevPAR was up 4.4%. UK trading continues to be positive with growth of 6.1% driven by a strong performance in the provinces, up 8.0%, and to a lesser extent London, which was impacted by supply growth and a less favourable events calendar in the period.  Germany, our second largest market, was up 5.0% as our Holiday Inn brand family continues to outperform the industry.  Most key cities across the rest of southern and central Europe exhibited solid increases, but there was limited growth in France, and trading remains challenging in Russia.
On an underlying basis1, revenue was up 10% and operating profit up 22%, driven by good growth in the franchise business, up 19% at CER, following the transition of approximately 60 UK managed hotels to franchise contracts, and strong RevPAR growth across major markets.
Significant foreign exchange translation movements in the UK and the Eurozone, and challenging trading at InterContinental Paris - Le Grand, impacted reported revenue, which decreased by 21% (5% CER) to $144m and operating profit, which decreased 5% (13% growth at CER) to $36m.
Openings of 2k rooms (13 hotels) included the Holiday Inn Frankfurt, one of 17 properties utilising our innovative Open Lobby concept, and Hotel Indigo Helsinki, another new country entry for the brand which now has a presence across eight European markets.  We signed 3k rooms (15 hotels) into our pipeline, including six deals in Germany with our network of multi-development agreement partners, and the InterContinental Lyon - Hotel Dieu which will mark the fifth hotel for the InterContinental brand in France.

 1 Excluding Kimpton, owned asset disposals, significant liquidated damages, and results from managed lease hotels, at constant 2014 exchange rates (CER).

AMEA - Solid growth led by performance in Japan and South East Asia
First half comparable RevPAR was up 5.4% and second quarter RevPAR increased 4.5%, both driven by growth in rate and occupancy.  Performance was led by Japan which grew 12.8%, benefiting from increased inbound travel from China.  Performance across the Middle East was mixed with 9.9% growth in Saudi Arabia somewhat offset by soft trading in the UAE. South East Asia was up 7.8% due to double digit growth in Thailand and Vietnam, the former continuing to recover strongly following challenging trading conditions in 2014.  India exhibited robust growth with double digit increases in Q2 as the economic sentiment improves.
On an underlying basis1, revenue was up 4% and operating profit up 17%, with growth in like-for-like performance across the majority of the fee business and a continued focus on efficiency.  Reported operating profit increased 5% to $40m, negatively impacted by foreign exchange translation, particularly in Japan and Australia.
We opened 2k rooms (11 hotels) including the Holiday Inn Express Seoul, one of two new country entries for the brand, and two conversion properties in India, one of our focus markets.  Signings of 9k rooms (19 hotels) were double that of the same period last year, and include the 5,154 room Holiday Inn Makkah, the largest for the brand in the world.

Greater China - Market outperformance delivers RevPAR growth
Comparable H1 RevPAR increased 1.5%, led by an improvement in occupancy, with second quarter RevPAR up 0.6%.  Total RevPAR declined by 2.4% as newly opened hotels ramp up and we continue to grow our distribution in tier 2 and tier 3 cities.  Our operational expertise and the preference for our brands enabled us to deliver industry outperformance of approximately 5%pts, driving comparable RevPAR growth in mainland China of 4.8%.  This was led by strong performance in primary cities, in particular Shanghai up 13.7%.  Secondary and tertiary cities experienced robust demand growth, but this was largely offset by increased supply.  Trading remains challenging in Hong Kong and Macau, with the former affected by an industry-wide decline in inbound tourism, and the latter continuing to be impacted by the austerity measures of the Chinese government.
On both a reported and underlying basis, revenue increased 5% (5% CER) to $118m with our fee business up 11%, driven by growth in room count of 10% year-on-year and RevPAR outperformance.  Operating profit declined 6% (6% CER) to $34m, impacted by our investment to enhance regional operational capabilities, and the performance at InterContinental Hong Kong, where profit declined 5% due to the challenging trading environment across the market.  We anticipate the sale of this asset will complete during the second half of 2015, following which IHG will earn management fees of approximately $8m per annum.
We opened 2k rooms (8 hotels), including our first two HUALUXE Hotels and Resorts in Yangjiang and Nanchang, as we continue to leverage our market leading scale to add four more hotels than our nearest international competitor.  Our pipeline passed 200 hotels for the first time, as room signings grew over 20% year-on-year to 9k rooms (31 hotels), securing the 1,300 room Holiday Inn Kunming in the second quarter.

Capital allocation - commitment to efficient balance sheet and investing for growth
•      Successful completion of strategic review of owned assets
-     Completed the sale of InterContinental Paris - Le Grand for €330m in the second quarter.
-     Agreed to sell InterContinental Hong Kong for $938m, with proceeds expected to be received in the second half.

•      Investing for growth
-     $125m gross capital expenditure in the first half comprised: $46m maintenance capex and key money; $49m recyclable investments; and $30m system funded capital investments.  $6m proceeds received from other assets and $10m system fund depreciation received via working capital, resulting in $109m of net capital expenditure.
-     Gross capex guidance remains unchanged at up to $350m per annum into the medium term.  In 2015 this includes system fund capital investments of up to $100m as we evolve our bespoke technology solutions.

• Continued ordinary dividend growth - Interim dividend increase proposed of 10% to 27.5¢, reflecting confidence in our outlook and the cash generative nature of our fee business model.
•      Efficient balance sheet and shareholder returns
-     Following the announcement of the introduction of points expiry for IHG Rewards Club, there is a release of $156m from the programme's future redemption liability.  This has resulted in a corresponding increase in the System Fund surplus.
-     Half year net debt of $1,710m (including $220m finance lease on InterContinental Boston) is up $177m since the end of 2014, driven by the $430m acquisition of Kimpton.  Half year borrowing position represents a net debt / EBITDA ratio of 2.2x.
-     As previously announced, a decision on return of funds to shareholders from asset sales completed in 2015 will be disclosed at preliminary results in February 2016.

 1 Excluding Kimpton, owned asset disposals, significant liquidated damages, and results from managed lease hotels, at constant 2014 exchange rates (CER).

Foreign exchange - Strength of USD continues to impact reported profit
The US dollar continued to strengthen throughout the first half, reducing group RevPAR growth to 0.5% when reported at actual rates, and impacting reported profit by $8m.  Europe and AMEA are the two regions most affected, with foreign exchange reducing RevPAR growth by 15%pts and 7%pts respectively.
Based on current exchange rate movements, for every 1%pt difference in full year group RevPAR growth between constant and actual exchange rates, we expect a $4m impact on reported fee business operating profit.
A full breakdown of constant currency vs. actual currency RevPAR by region is set out in appendix 2.

Interest, tax, and exceptional items
Interest: Net financial expenses increased by $4m to $43m reflecting an increase in average net debt levels following the acquisition of Kimpton.  Financing costs include $10m in respect of the finance lease on InterContinental Boston.

Tax: Based on the position at the end of the half, the tax charge has been calculated using an interim effective tax rate of 30% (H1 2014: 33%).  The full year tax rate is expected to be in the low to mid 30s as previously guided.

Exceptional operating items: Net exceptional gain of $164m for the half comprised: $175m net gain on asset disposals, $4m Kimpton integration costs, $4m charge relating to changes to the Venezuelan currency exchange rate; and $3m charge relating to restructuring of the Group's corporate functions.

Appendix 1: RevPAR movement summary
	Half year 2015			Q2 2015
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	5.1%	3.3%	1.2pts	4.4%	3.1%	0.9pts
Americas	5.4%	4.2%	0.8pts	4.7%	4.1%	0.4pts
Europe	5.1%	3.3%	1.2pts	4.4%	2.8%	1.1pts
AMEA	5.4%	2.0%	2.3pts	4.5%	1.9%	1.8pts
G. China	1.5%	(3.0)%	2.7pts	0.6%	(3.3%)	2.5pts
Appendix 2: RevPAR movement summary at constant exchange rates (CER) vs. actual exchange rates (AER)
	Half year 2015			Q2 2015
	CER	AER	Difference	CER	AER	Difference
Group	5.1%	0.5%	(4.6)pts	4.4%	(0.4)%	(4.8)pts
Americas	5.4%	3.9%	(1.5)pts	4.7%	3.2%	(1.5)pts
Europe	5.1%	(10.3)%	(15.4)pts	4.4%	(11.2)%	(15.6)pts
AMEA	5.4%	(1.6)%	(7.0)pts	4.5%	(3.6)%	(8.1)pts
G. China	1.5%	0.9%	(0.6)pts	0.6%	0.9%	0.3pts

Appendix 3: First half system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	27,532	(13,809)	13,723	724,018	4.5%	43,204	214,134
Kimpton acquisition	11,325	-	11,325	11,325	-	2,603	2,603
Underlying Group	16,207	(13,809)	2,398	712,693	2.8%	40,601	211,531
Americas	10,329	(7,381)	2,948	462,965	2.0%	20,519	92,375
Europe	1,871	(2,405)	(534)	103,674	1.2%	2,528	19,484
AMEA	2,059	(1,811)	248	68,124	3.1%	8,893	41,066
G. China	1,948	(2,212)	(264)	77,930	9.5%	8,661	58,606

Appendix 4: First half financial headlines
6 months to 30 June Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Franchised	324	307	279	263	37	36	6	6	2	2	-	-
Managed	116	107	36	25	13	15	42	42	25	25	-	-
Owned & leased	32	30	12	8	1	2	1	1	18	19	-	-
Regional overheads	(67)	(64)	(32)	(28)	(15)	(15)	(9)	(11)	(11)	(10)	-	-
Profit pre central overheads	405	380	295	268	36	38	40	38	34	36	-	-
Central overheads	(68)	(70)	-	-	-	-	-	-	-	-	(68)	(70)
Group Operating profit	337	310	295	268	36	38	40	38	34	36	(68)	(70)

Appendix 5: Constant exchange rate (CER) and underlying operating profit movement before exceptional items

	Total***		Americas		Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	9%	11%	10%	11%	(5)%	13%	5%	13%	(6)%	(6)%

Underlying**** Growth/ (decline)	Total***		Americas		Europe		AMEA		G. China
	10%		8%		22%		17%		(6)%
H1 Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2015	0.66	0.90	** Translated at constant 2014 exchange rates
2014	0.60	0.73	*** After central overheads
			**** At CER and excluding: Kimpton, owned asset disposals, results from managed lease hotels and significant liquidated damages (see below for definitions)

Appendix 6: Definitions
CER: constant exchange rates with H1 2014 exchange rates applied to H1 2015.
Comparable RevPAR: Revenue per available room for hotels that have traded for all of 2014 and 2015 year to date, reported at CER.
Fee revenue: Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases and significant liquidated damages.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue H1 2015 $22m; H1 2014 $21m; EBIT H1 2015 $2m, H1 2014 $1m. Europe:  Revenue H1 2015 $36m; H1 2014 $46m; EBIT H1 2015 $(1m), H1 2014 $nil. AMEA: Revenue H1 2015 $21m; H1 2014 $19m; EBIT H1 2015 $1m, H1 2014 $2m.
Owned asset disposals: InterContinental Paris - Le Grand was sold on 20 May 2015 (H1 2015: $30m revenue and $1m EBIT, H1 2014: $52m revenue and $2m EBIT); InterContinental Mark Hopkins San Francisco was sold on 27 March 2014 (H1 2015: $nil revenue and $nil EBIT, H1 2014: $9m revenue and $nil EBIT) and 80% of IHG's interest in the InterContinental New York Barclay was disposed of on 31 March 2014 retaining the remaining 20% in a joint venture (H1 2015: $nil revenue and $nil EBIT, H1 2014: $14m revenue and $(1)m EBIT).
Significant liquidated damages: $3m in H1 2015 ($3m Americas managed in Q2), and $7m in H1 2014 ($4m Americas franchised in Q1, $3m Americas franchised in Q2).
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either FY 2014 or H1 2015, reported at CER.

Appendix 7: Investor Information for proposed 2015 interim dividend
Ex-dividend date:	27 August 2015	Record date:	28 August 2015
Payment date:	2 October 2015	Dividend payment:	Ordinary shares: 17.7 pence per share; ADRs: 27.5 cents per ADR

For further information, please contact:
Investor Relations (David Kellett; Emma Parker; Matt Woollard):	+44 (0)1895 512 176	+44 (0)7808 098 724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512 008	+44 (0)7736 746 167
Webcast for Analysts and Shareholders:
A conference call and webcast presented by Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:15am London time on Thursday 30 July on the web address www.ihgplc.com/interims15. For those wishing to ask questions please use the dial in details below which will have a Q&A facility.  The webcast replay will be available on the website later on the day of the results and will remain there for the foreseeable future.

UK toll: UK toll free: US toll: Passcode:	+44 (0)20 3003 2666 0808 109 0700 +1 646 843 4608 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+44 (0)20 8196 1998 6471903#

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9:00am New York Time on 30 July with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer. There will be an opportunity to ask questions.

UK toll: US toll: US toll free: Passcode:	+44 (0)20 3003 2666 +1 646 843 4608 +1 866 966 5335 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+44 (0)20 8196 1998 6405189#
Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 30th July The web address is www.ihgplc.com/interims15.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.
IHG franchises, leases, manages or owns more than 4,900 hotels and 724,000 guest rooms in nearly 100 countries, with almost 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 88 million members worldwide.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC (the Group or IHG) for the six months ended 30 June 2015.

GROUP

	6 months ended 30 June
Group results	2015	2014	%
	$m	$m	change
Revenue
Americas	471	435	8.3
Europe	144	182	(20.9)
AMEA	116	117	(0.9)
Greater China	118	112	5.4
Central	66	62	6.5
	____	____	____
Total	915	908	0.8
	____	____	____
Operating profit
Americas	295	268	10.1
Europe	36	38	(5.3)
AMEA	40	38	5.3
Greater China	34	36	(5.6)
Central	(68)	(70)	2.9
	____	____	____
Operating profit before exceptional items	337	310	8.7
Exceptional operating items	164	106	54.7
	____	____	____
	501	416	20.4
Net financial expenses	(43)	(39)	(10.3)
	____	____	____
Profit before tax	458	377	21.5
	____	____	____
Earnings per ordinary share
Basic	156.2¢	93.0¢	68.0
Adjusted	87.2¢	70.7¢	23.3

Average US dollar to sterling exchange rate	$1 : £0.66	$1 : £0.60	10.0

Revenue increased by 0.8% to $915m and operating profit before exceptional items increased by 8.7% to $337m during the six months ended 30 June 2015. On an underlying basis1, revenue and operating profit increased by $61m (8.2%) and $30m (10.0%) respectively.

Underlying fee revenue2 increased by 8.7% during the six months ended 30 June 2015. Group RevPAR increased by 5.1% over the same period, with average daily rate increasing by 3.3%.

Group trading was strong over the first half of the year, with RevPAR growth across all regions. Continued demand increase with limited supply growth delivered record levels of occupancy across the US estate. This is despite the weighting of our distribution towards oil producing states where trading has been challenging. Elsewhere in the Americas, RevPAR growth in Mexico was driven by double digit growth in key cities, whilst Canada growth was also impacted by performance in oil producing areas. UK trading, particularly in the provinces, Germany, and most key cities across southern and central Europe, continued to see solid increases, although growth in France and Russia was limited. AMEA saw strong RevPAR growth in certain markets, including Japan, Saudi Arabia and South East Asia, whilst trading in the UAE softened. Greater China outperformed the industry, driven by performance in tier 1 cities in mainland China.

On 20 May 2015, the Group completed the sale of InterContinental Paris − Le Grand for proceeds of $363m net of costs and cash disposed. The Group has also recently announced the sale of InterContinental Hong Kong for $938m, which is expected to complete in the second half of 2015.

On an underlying basis1, operating profit increased in all regions except Greater China. Americas underlying operating profit increased by 8.0%, driven by the franchised business. Underlying operating profit in Europe increased by 22.2% as good franchised estate performance, and the transition of 61 UK managed hotels to franchised contracts, was offset by lower profits at InterContinental Paris − Le Grand. Underlying operating profit increased in AMEA by 16.7%, reflecting growth in like-for-like performance across the majority of the fee business and a continued focus on efficiency. Underlying operating profit in Greater China decreased by $2m (5.6%) due to the challenging trading conditions at InterContinental Hong Kong and an increase in managed estate costs and regional overheads as we continue to invest in enhancing our operational capabilities in the region. The Group's results benefited from System size growth of 4.5% year-on-year to 724,018 rooms.

Profit before tax increased by $81m from $377m to $458m. Basic earnings per ordinary share increased by 68.0% to $156.2¢, whilst adjusted earnings per ordinary share increased by 23.3% to 87.2¢.

The IHG global System (the number of hotels which are franchised, managed, owned or leased by the Group) increased in the first half of 2015 by 102 hotels (13,723 rooms) to 4,942 hotels (724,018 rooms) including the acquisition of Kimpton (62 hotels, 11,325 rooms). Openings of 128 hotels (16,207 rooms) were driven by continued expansion of the Holiday Inn brand family, which opened 10,694 rooms in the first half of the year, of which approximately two thirds were in the Americas. 88 hotels (13,809) were removed from the System.

At 30 June 2015, the pipeline totalled 1,293 hotels (214,134 rooms), including 15 Kimpton hotels (2,961 rooms), an increase of 72 hotels (20,362 rooms) since the end of 2014. The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid. Approximately 60% of the pipeline (measured by number of hotels) is located in the Americas region.

Signings for the six months ended 30 June 2015 of 231 hotels (40,601 rooms) were 23 hotels (10,757 rooms) higher than in the same period in 2014. Signings in the first half of 2015 were the strongest since 2008 and included the most Holiday Inn signings ever at 14,476 rooms (43 hotels), including the two largest properties for the brand in the world (in our AMEA and Greater China regions). Terminations of 44 hotels (6,635 rooms) were in line with the corresponding period in the prior year (44 hotels, 6,473 rooms).

___________________
1 Underlying revenue and operating profit exclude the impact of owned asset disposals, managed leases, significant liquidated damages, Kimpton and exceptional items, translated at constant currency by applying prior year exchange rates.
2 Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases, significant liquidated damages and Kimpton, translated at constant currency by applying prior year exchange rates.

THE AMERICAS

	6 months ended 30 June
Americas Results	2015	2014	%
	$m	$m	Change
Revenue
Franchised	323	305	5.9
Managed	85	52	63.5
Owned and leased	63	78	(19.2)
	____	____	____
Total	471	435	8.3
	____	____	____
Operating profit before exceptional items
Franchised	279	263	6.1
Managed	36	25	44.0
Owned and leased	12	8	50.0
	____	____	____
	327	296	10.5
Regional overheads	(32)	(28)	(14.3)
	____	____	____
Total	295	268	10.1
	____	____	____

During the six months ended 30 June 2015, revenue increased by $36m (8.3%) to $471m and operating profit before exceptional items increased by $27m (10.1%) to $295m. On an underlying basis1, revenue increased by $38m (9.9%) and operating profit by $21m (8.0%). RevPAR increased by 5.4% in the first half of 2015, with the US up 5.6% as demand continued to increase whilst supply growth was limited. The Holiday Inn Brand family continued to deliver more than a 6%pt RevPAR premium to its industry segment in the US, despite growth being impacted by the weighting of our distribution towards oil producing states where trading has been challenging. Elsewhere in the Americas, RevPAR growth in Mexico was driven by double digit growth in key cities, and growth in Canada was impacted by performance in oil producing areas.

Franchised revenue increased by $18m (5.9%) to $323m and operating profit increased by $16m (6.1%) to $279m. On an underlying basis1 and excluding the benefit of $7m liquidated damages receipts relating to the exits of two hotels during the first half of 2014, revenue and operating profit increased by $30m (10.1%) and $26m (10.2%) respectively. RevPAR growth of 5.3% and year-on-year System size growth of 1.9% contributed towards fee growth of 10.1%.

RevPAR in the managed estate increased by 5.8%, driven by the US. Managed revenue increased by $33m (63.5%) to $85m and operating profit increased by $11m (44.0%) to $36m. Revenue and operating profit included $22m (2014: $21m) and $2m (2014: $1m) respectively from a property that is structured for legal reasons as an operating lease but has the same characteristics as a management contract. Excluding this and on an underlying basis1, revenue remained flat whilst operating profit decreased by $4m (16.7%), impacted by difficult trading in Latin America, in particular, Venezuela.

We completed the acquisition of Kimpton in the first quarter. Kimpton contributed $33m to managed estate revenue and $14m to operating profit, including $3m of significant liquidated damages. Five Kimpton hotels were opened in the period and five hotels were signed into the pipeline. After the period end, seven Kimpton hotels in San Francisco, representing annual fee revenue of $6m, were removed from the system due to a specific issue.

Owned and leased revenue decreased by $15m (19.2%) to $63m and operating profit increased by $4m (50.0%) to $12m, following the disposal of two owned hotels (InterContinental New York Barclay (an 80% interest) and InterContinental Mark Hopkins San Francisco) during the first quarter of 2014. Excluding these two hotels and on a constant currency basis, owned and leased revenue and operating profit increased by $8m (14.5%) and $3m (33.3%), respectively. RevPAR increased by 9.0%, with a particularly strong performance at the Holiday Inn Aruba, which achieved RevPAR growth of 10.0%.

Regional overheads increased by $4m (14.3%), impacted by a higher charge associated with IHG's US healthcare schemes, up $3m due to adverse claims activity.

_________________
1Underlying revenue and operating profit exclude the impact of owned asset disposals, managed leases, significant liquidated damages, Kimpton and exceptional items, translated at constant currency by applying prior year exchange rates.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2015 30 June	2014 31 December	2015 30 June	2014 31 December
Analysed by brand
InterContinental	51	1	17,203	306
Kimpton	66	66	11,990	11,990
Crowne Plaza	180	(1)	48,164	(202)
Hotel Indigo	38	(1)	4,473	(78)
EVEN Hotels	2	-	296	-
Holiday Inn1	765	(5)	134,461	(1,819)
Holiday Inn Express	2,085	25	184,949	2,348
Staybridge Suites	207	10	22,234	1,034
Candlewood Suites	330	8	31,402	694
Other	78	-	19,118	-
	____	____	______	_____
Total	3,802	103	474,290	14,273
	____	____	______	_____
Analysed by ownership type
Franchised	3,511	34	418,528	1,313
Managed	286	69	54,132	12,960
Owned and leased	5	-	1,630	-
	____	____	______	_____
Total	3,802	103	474,290	14,273
	____	____	______	_____

1Includes 22 Holiday Inn Resort properties (5,541 rooms) and 12 Holiday Inn Club Vacations (4,027 rooms) (2014: 20 Holiday Inn Resort properties (4,864 rooms) and 12 Holiday Inn Club Vacations (4,027 rooms)).

The Americas System size increased in the first half of 2015 by 103 hotels (14,273 rooms), including the acquisition of 62 Kimpton hotels (11,325 rooms). 96 hotels (10,329 rooms) opened during the period, including five additional Kimpton hotels (853 rooms), compared to 74 hotels (8,844 rooms) in the prior year. Openings included 69 hotels (7,076 rooms) in the Holiday Inn brand family, representing almost 70% of the region's rooms openings. 55 hotels (7,381 rooms) left the System during the first half of the year, as we continue to focus on quality.

	Hotels		Rooms
Americas pipeline		Change over		Change over
	2015 30 June	2014 31 December	2015 30 June	2014 31 December
Analysed by brand
InterContinental	5	(2)	1,830	(507)
Kimpton	15	15	2,961	2,961
Crowne Plaza	15	(3)	2,609	(597)
Hotel Indigo	31	-	4,511	252
EVEN Hotels	4	1	714	130
Holiday Inn1	133	(6)	19,848	(307)
Holiday Inn Express	414	25	40,337	3,212
Staybridge Suites	98	8	10,480	886
Candlewood Suites	92	3	8,112	395
Other	16	6	3,576	2,358
	____	____	______	_____
Total	823	47	94,978	8,783
	____	____	______	_____
Analysed by ownership type
Franchised	765	25	82,107	3,127
Managed	57	22	12,669	5,658
Owned and Leased	1	-	202	(2)
	____	____	______	_____
Total	823	47	94,978	8,783
	____	____	______	_____

1Includes 9 Holiday Inn Resort properties (1,910 rooms) and 1 Holiday Inn Club Vacations (212 rooms) (2014: 9 Holiday Inn Resort properties (1,916 rooms) and nil Holiday Inn Club Vacations (nil rooms)).

The Americas pipeline at 30 June 2015 totalled 823 hotels (94,978 rooms), including 15 Kimpton hotels (2,961 rooms), representing an increase of 47 hotels (8,783 rooms) over 31 December 2014.

New signings in the period of 166 hotels (20,519 rooms) including five Kimpton hotels (823 rooms), were ahead of the same period last year by 8 hotels (1,730 rooms). The majority of the signings were within the Holiday Inn Brand Family (108 hotels, 12,181 rooms). Staybridge Suites and Candlewood Suites, IHG's extended stay hotel brands, also contributed signings of 41 hotels (4,066 rooms). Terminations from the pipeline amounted to 36 hotels (4,010 rooms), compared to 34 hotels (3,461 rooms) in the first half of 2014.

EUROPE

	6 months ended 30 June
Europe results	2015	2014	%
	$m	$m	change
Revenue
Franchised	50	49	2.0
Managed	64	81	(21.0)
Owned and leased	30	52	(42.3)
	____	____	____
Total	144	182	(20.9)
	____	____	____
Operating profit before exceptional items
Franchised	37	36	2.8
Managed	13	15	(13.3)
Owned and leased	1	2	(50.0)
	____	____	____
	51	53	(3.8)
Regional overheads	(15)	(15)	-
	____	____	____
Total	36	38	(5.3)
	____	____	____

Revenue decreased by $38m (20.9%) to $144m and operating profit before exceptional items decreased by $2m (5.3%) to $36m during the six months ended 30 June 2015. This was primarily due to the impact of significant foreign exchange translation movements in the UK and Eurozone, and InterContinental Paris − Le Grand becoming a managed property whilst also facing challenging trading impacted by weak luxury demand in the Paris market. On an underlying basis1, revenue increased by $8m (9.5%) and operating profit increased by $8m (22.2%), driven by good growth in the franchised estate, and following the transition of 61 UK managed hotels to franchised contracts. RevPAR increased by 5.1%, with growth of 6.1% in the UK, driven by strong performance in the provinces, and 5.0% in Germany, our second largest market, as our Holiday Inn Brand family continues to outperform the industry.

Franchised revenue and operating profit increased by $1m (2.0%) to $50m and by $1m (2.8%) to $37m respectively, with RevPAR up 5.5%.  On an underlying basis1, revenue and operating profit increased by $9m (18.4%) and $7m (19.4%) respectively, driven by strong performance in the UK, and following the transition of 61 UK managed hotels to franchised contracts.

Managed revenue decreased by $17m (21.0%) to $64m and operating profit decreased by $2m (13.3%) to $13m. Revenue included $36m (2014: $46m), and operating profit included a loss of $1m (2014: $nil), from properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts. On an underlying basis1 revenue decreased by $1m (2.9%), also impacted by the transition of the 61 UK managed hotels to franchised contracts, whilst operating profit increased by $2m (13.3%). RevPAR increased by 4.0% compared to the same period in 2014.

Owned and leased revenue and operating profit decreased by $22m (42.3%) to $30m and by $1m (50.0%) to $1m, respectively. The one remaining hotel in the owned and leased estate, InterContinental Paris − Le Grand, was sold on 20 May 2015 for proceeds of $363m net of costs and cash disposed.

_________________
1 Underlying revenue and operating profit excludes the impact of owned asset disposals, managed leases, significant liquidated damages, and exceptional items, translated at constant currency by applying prior year exchange rates.

	Hotels		Rooms
Europe hotel and room count		Change over		Change over
	2015 30 June	2014 31 December	2015 30 June	2014 31 December
Analysed by brand
InterContinental	29	(1)	9,234	(138)
Crowne Plaza	83	-	19,296	(99)
Hotel Indigo	18	1	1,688	120
Holiday Inn1	280	(4)	45,353	(369)
Holiday Inn Express	224	(2)	26,997	(141)
Staybridge Suites	6	1	877	93
Other	2	-	229	-
	____	____	______	_____
Total	642	(5)	103,674	(534)
	____	____	______	_____
Analysed by ownership type
Franchised	599	34	91,653	7,637
Managed	43	(38)	12,021	(7,701)
Owned and leased	-	(1)	-	(470)
	____	____	______	_____
Total	642	(5)	103,674	(534)
	____	____	______	_____

12015 and 2014 includes 2 Holiday Inn Resort properties (212 rooms).

The Europe System size at 30 June 2015 finished at 642 hotels (103,674 rooms), five hotels (534 rooms) lower than the System size at 31 December 2014. Openings of 13 hotels (1,871 rooms), were mainly within the Holiday Inn brand family, which opened nine hotels (1,324 rooms). 18 hotels (2,405 rooms) left the System in the period.

	Hotels		Rooms
Europe pipeline		Change over		Change over
	2015 30 June	2014 31 December	2015 30 June	2014 31 December
Analysed by brand
InterContinental	5	2	1,047	202
Crowne Plaza	12	(2)	2,583	(334)
Hotel Indigo	11	(1)	1,312	(56)
Holiday Inn1	39	2	7,470	526
Holiday Inn Express	45	1	6,720	346
Staybridge Suites	3	(1)	321	(93)
Other	-	-	31	-
	____	____	______	_____
Total	115	1	19,484	591
	____	____	______	_____
Analysed by ownership type
Franchised	95	-	14,445	449
Managed	20	1	5,039	142
	____	____	______	_____
Total	115	1	19,484	591
	____	____	______	_____

During the first half of 2015, the Europe pipeline increased by one hotel (591 rooms) to 115 hotels (19,484 rooms). A total of 15 hotels (2,528 rooms) were added to the region's pipeline during the first six months of 2015. New signings were focused on the Holiday Inn and Holiday Inn Express brands (combined 12 hotels, 2,201 rooms), including six deals in Germany with our network of multi-development agreement partners. One hotel (66 rooms) was terminated from the pipeline.

ASIA, MIDDLE EAST AND AFRICA (AMEA)

	6 months ended 30 June
AMEA results	2015	2014	%
	$m	$m	change
Revenue
Franchised	8	8	-
Managed	91	90	1.1
Owned and leased	17	19	(10.5)
	____	____	_____
Total	116	117	(0.9)
	____	____	____
Operating profit before exceptional items
Franchised	6	6	-
Managed	42	42	-
Owned and leased	1	1	-
	____	____	_____
	49	49	-
Regional overheads	(9)	(11)	18.2
	____	____	____
Total	40	38	5.3
	____	____	_____

Revenue decreased by $1m (0.9%) to $116m and operating profit before exceptional items increased by $2m (5.3%) to $40m, impacted by foreign exchange, particularly in Japan and Australia. On an underlying basis1, revenue increased by $4m (4.1%) and operating profit before exceptional items increased by $6m (16.7%). RevPAR increased by 5.4% in the first half of the year, led by Japan, Saudi Arabia and South East Asia, including Thailand, which continues to bounce back from challenging trading conditions in 2014.

Franchised revenue and operating profit remained flat at $8m and $6m respectively. On an underlying basis1, revenue remained flat (at $8m), however operating profit increased by $1m (16.7%).

Managed revenue increased by $1m (1.1%) to $91m and operating profit remained flat at $42m. A property that is structured for legal reasons as an operating lease but with the same characteristics as a management contract, contributed revenue of $21m (2014: $19m) and operating profit of $1m (2014: $2m). On an underlying basis1, revenue increased by $4m (5.6%) and operating profit increased by $4m (10.0%).

In the owned and leased estate, revenue decreased by $2m (10.5%) to $17m and operating profit remained flat at $1m. On an underlying basis1, revenue and operating profit remained flat at $19m and $1m, respectively.

_____________________
1Underlying revenue and operating profit excludes the impact of owned asset disposals, managed leases, significant liquidated damages, and exceptional items, translated at constant currency by applying prior year exchange rates.

	Hotels		Rooms
AMEA hotel and room count		Change over		Change over
	2015 30 June	2014 31 December	2015 30 June	2014 31 December
Analysed by brand
InterContinental	66	(1)	20,941	(483)
Crowne Plaza	68	(1)	19,335	(353)
Hotel Indigo	1	1	146	146
Holiday Inn1	88	3	20,301	551
Holiday Inn Express	27	3	5,881	586
Staybridge Suites	3	-	425	-
Other	4	(1)	1,095	(199)
	____	____	______	_____
Total	257	4	68,124	248
	____	____	______	_____
Analysed by ownership type
Franchised	53	3	12,136	567
Managed	202	1	55,401	(319)
Owned and leased	2	-	587	-
	____	____	______	_____
Total	257	4	68,124	248
	____	____	______	_____

1Includes 15 Holiday Inn Resort properties (3,169 rooms) (2014: 14 Holiday Inn Resort properties (3,003 rooms))

AMEA System size increased by four hotels (248 rooms) to 257 hotels (68,124 rooms) in the first half of 2015. Openings of 11 hotels (2,059 rooms) included the 328-room InterContinental Dubai Marina, the 146-room Hotel Indigo Bangkok Wireless Road, the first Hotel Indigo in South East Asia, as well as the 224-room Holiday Inn Express Seoul, one of two new country entries for the brand. Seven hotels (1,811 rooms) were removed from the System.

	Hotels		Rooms
AMEA pipeline		Change over		Change over
	2015 30 June	2014 31 December	2015 30 June	2014 31 December
Analysed by brand
InterContinental	24	2	6,104	300
Crowne Plaza	18	2	4,731	319
Hotel Indigo	12	2	2,147	324
Holiday Inn1	52	2	18,903	5,673
Holiday Inn Express	39	-	8,281	104
Staybridge Suites	5	-	900	-
	____	____	______	_____
Total	150	8	41,066	6,720
	____	____	______	_____
Analysed by ownership type
Franchised	6	(2)	1,518	(236)
Managed	144	10	39,548	6,956
	____	____	______	_____
Total	150	8	41,066	6,720
	____	____	______	_____

1Includes 6 Holiday Inn Resort properties (1,541 rooms) (2014: 7 Holiday Inn Resort properties (1,729 rooms))

The pipeline in AMEA increased by eight hotels (6,720 rooms) to 150 hotels (41,066 rooms). This included signings of 19 hotels (8,893 rooms), double that of the same period last year. 10 hotels (7,192 rooms) were added into the Holiday Inn brand family, including the world's largest Holiday Inn - the 5,154-room Holiday Inn Makkah Al Tayseer. No hotels were terminated from the pipeline during the first half of 2015.

GREATER CHINA

	6 months ended 30 June
Greater China results	2015	2014	%
	$m	$m	change
Revenue
Franchised	2	2	-
Managed	49	44	11.4
Owned and leased	67	66	1.5
	____	____	____
Total	118	112	5.4
	____	____	____
Operating profit before exceptional items
Franchised	2	2	-
Managed	25	25	-
Owned and leased	18	19	(5.3)
	____	____	____
	45	46	(2.2)
Regional overheads	(11)	(10)	(10.0)
	____	____	____
Total	34	36	(5.6)
	____	____	____

Revenue increased by $6m (5.4%) to $118m whilst operating profit before exceptional items decreased by $2m (5.6%) to $34m. RevPAR increased by 1.5% in the first half of the year and outperformed the industry, led by trading performance in tier 1 cities in mainland China, particularly Shanghai. Trading remained challenging in the first half of 2015 in Hong Kong and Macau, impacted by the on-going industry-wide decline in inbound travel and austerity measures of the Chinese government.

Franchised revenue and operating profit remained flat at $2m.

Managed revenue increased by $5m (11.4%) to $49m driven by year-on-year System size growth of 9.9% and RevPAR growth of 2.6% whilst operating profit remained flat at $25m due to an increase in costs allocated to the managed business as we continue to invest in enhancing our operational capabilities to drive further outperformance. Total gross revenue derived from non-rooms business increased by 13.2%, compared to the six months ended 30 June 2014.

In the owned and leased estate, revenue increased by $1m (1.5%) to $67m and operating profit decreased by $1m (5.3%) to $18m. RevPAR fell by 3.5% at InterContinental Hong Kong, with results impacted by the challenging trading environment across the market. The Group recently announced the sale of InterContinental Hong Kong for $938m, which is expected to complete in the second half of 2015.

	Hotels		Rooms
Greater China hotel and room count	2015	Change over 2014	2015	Change over 2014
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	34	1	13,819	277
HUALUXE	2	2	563	563
Crowne Plaza	70	(3)	25,122	(991)
Hotel Indigo	5	-	612	-
Holiday Inn1	72	(1)	23,263	(144)
Holiday Inn Express	55	-	14,022	(54)
Other	3	1	529	85
	____	____	______	_____
Total	241	-	77,930	(264)
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	236	-	75,248	(259)
Owned and leased	1	-	498	(5)
	____	____	______	_____
Total	241	-	77,930	(264)
	____	____	______	_____

1Includes 6 Holiday Inn Resort properties (1,820 rooms) (2014: 6 Holiday Inn Resort properties (1,825 rooms))

Greater China System size remained broadly flat at 241 hotels (77,930 rooms). Openings of eight hotels (1,948 rooms), which included the first two HUALUXE Hotels and Resorts in Yangjiang City Centre and Nanchang High-Tech Zone, were lower than in the prior year by one hotel (2,009 rooms). Eight hotels (2,212 rooms) were removed from the System.

	Hotels		Rooms
Greater China pipeline	2015	Change over 2014	2015	Change over 2014
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	18	-	6,667	(11)
HUALUXE	23	(1)	7,236	(315)
Crowne Plaza	44	-	14,416	(385)
Hotel Indigo	10	-	1,646	-
Holiday Inn1	50	7	15,142	2,758
Holiday Inn Express	59	9	13,220	1,942
Other	1	1	279	279
	____	____	______	_____
Total	205	16	58,606	4,268
	____	____	______	_____
Analysed by ownership type
Managed	205	16	58,606	4,268
	____	____	______	_____
Total	205	16	58,606	4,268
	____	____	______	_____

1Includes 3 Holiday Inn Resort properties (985 rooms) (2014: 2 Holiday Inn Resort properties (767 rooms))

The pipeline in Greater China increased in the first half of 2015 by 16 hotels (4,268 rooms) to 205 hotels (58,606 rooms). 31 hotels (8,661 rooms) were signed into the pipeline. Signings included a further hotel (265 rooms) added in the HUALUXE Hotels and Resorts brand, taking the total pipeline for the brand to 23 hotels (7,236 rooms). 23 hotels (6,565 rooms) were signed in the Holiday Inn brand family, including the 1,300-room Holiday Inn Kunming Dianchi Exhibition Centre. Seven hotels (2,445 rooms) were terminated from the pipeline.

CENTRAL

	6 months ended 30 June
	2015	2014	%
Central results	$m	$m	change

Revenue	66	62	6.5
Gross central costs	(134)	(132)	(1.5)
	____	____	____
Net central costs	(68)	(70)	2.9
	____	____	____

Central revenue, which mainly comprises technology fee income, increased by $4m (6.5%) to $66m, driven by increases in both comparable RevPAR and IHG System size in the first half of 2015 compared to the first half of 2014. At constant currency, net central costs increased by $3m (4.3%) compared to the same period last year (but decreased by $2m or 2.9% at actual currency).

OTHER FINANCIAL INFORMATION

Exceptional operating items

Exceptional operating items totalled a net gain of $164m. An exceptional gain of $175m arose on the sale of InterContinental Paris - Le Grand on 20 May 2015. Exceptional charges include $4m relating to the costs of integrating Kimpton into the operations of the Group; $4m from changes to the Venezuelan exchange rate mechanisms and the adoption of the SIMADI exchange rate in 2015; and $3m relating to the restructuring of the Group's corporate functions.

Net financial expenses

Net financial expenses increased by $4m to $43m for the six months ended 30 June 2015 reflecting an increase in average net debt levels.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an interim effective tax rate of 30%. By also excluding the effect of prior-year items, the equivalent effective tax rate would be approximately 36%. This rate is higher than the average UK statutory rate for the year of 20.25% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $2m. This represented, tax charges of $16m on the sale of InterContinental Paris - Le Grand, offset by tax relief of $4m in respect of the Kimpton acquisition, $3m on other current year exceptional costs and a credit of $7m relating to deferred tax adjustments arising from exceptional transactions in prior years.

Net tax paid in the six months ended 30 June 2015 totalled $72m.

Dividends

The Board has proposed an interim dividend per ordinary share of  27.5¢ (17.7p), representing growth of 10% on the 2014 interim dividend.

Capital structure and liquidity management

During the six months ended 30 June 2015, $227m of cash was generated from operating activities. Net cash outflows from investing activities totalled $194m, including the net consideration paid of $438m for the acquisition of Kimpton Hotel & Restaurant Group, LLC and proceeds of $363m (net of costs and cash disposed) from the sale of InterContinental Paris - Le Grand. Net debt at 30 June 2015 was $1,710m and included $220m in respect of the finance lease obligations for the InterContinental Boston.

Group net liabilities reduced from $717m at 31 December 2014 to $495m at 30 June 2015 reflecting the sale of InterContinental Paris - Le Grand on 20 May 2015. In accordance with accounting standards, IHG's internally generated brands are not recorded on the balance sheet.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could materially affect the Group's business for the remainder of the financial year remain those set out on pages 162 to 165 of the IHG Annual Report and Form 20-F 2014.

In summary, the Group is exposed to risks relating to:

• political and economic developments;
• events that adversely impact domestic or international travel;

•      the hotel industry supply and demand cycle;
•      a competitive and changing industry;
•      executing and realising benefits from strategic transactions, including acquisitions;
•      the dependency upon a wide range of external stakeholders and business partners;
•      increasing competition from online travel agents and intermediaries;

• identifying, securing and retaining franchise and management agreements;
• changing technology and systems; • its financial stability, ability to borrow and satisfy debt covenants; • litigation;

•      the reputation of its brands including those associated with intellectual property;
•      its reliance upon the resilience of its reservations system and other key technology platforms and risks that could cause the failure of these systems;
•      information security and data privacy;
•      safety, security and crisis management;

• requiring the right people, skills and capability to manage growth and change;
• compliance with existing and changing regulations across numerous countries, territories and jurisdictions;
• ethics and responsible business practices; and
• difficulties insuring its business.

We continued to make strong progress against our winning strategy in the first half, strengthening our brands, loyalty programme and owner proposition. We delivered our best first half for signings since 2008, underlying fee revenue1 growth of 9%, and underlying operating profit2 growth of 10%, giving us the confidence to increase the interim dividend by 10%.

The favourable supply and demand dynamic in the US continues to support good growth in our largest region, with record industry room nights sold for the last 52 months, and record occupancy levels across our estate in the 6 months to 30 June 2015. Looking forward, based on current trading trends, we remain confident in the outlook for the rest of the year.

A copy of the IHG Annual Report and Form 20-F 2014 is available at www.ihgplc.com.

_______________________
1 Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases, significant liquidated damages and Kimpton, translated at constant currency by applying prior year exchange rates.
2 Underlying operating profit excludes the impact of owned asset disposals, managed leases, significant liquidated damages, Kimpton and exceptional items, translated at constant currency by applying prior year exchange rates.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in this Interim Management Report. Information on the Group's treasury management policies can be found in note 20 to the Group Financial Statements in the IHG Annual Report and Form 20-F 2014. In November 2009, the Group issued a seven-year £250m sterling bond and, in November 2012, a 10-year £400m sterling bond. In January 2015 a $400m bilateral term loan was drawn down to finance the acquisition of Kimpton Hotel & Restaurant Group, LLC; the loan has a term of six months plus two six-month extension periods, the first of which was exercised on 30 June 2015. The Group refinanced its bank debt in March 2015 and put in place a five-year $1.275bn facility maturing in March 2020; the facility has two one-year extension options.

At the end of June 2015, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread means that it is well placed to manage through uncertain times and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the financial statements continue to be prepared on going concern basis.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

• The condensed set of Financial Statements has been prepared in accordance with IAS 34;

•      The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

• The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Richard Solomons                               Paul Edgecliffe-Johnson
Chief Executive                                     Chief Financial Officer

29 July 2015                                           29 July 2015

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2015

	6 months ended 30 June 2015			6 months ended 30 June 2014
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	915	-	915	908	-	908
Cost of sales	(344)	-	(344)	(378)	-	(378)
Administrative expenses	(188)	(11)	(199)	(180)	(24)	(204)
Share of losses of associates and joint ventures	(1)	-	(1)	-	-	-
Other operating income and expenses	4	175	179	6	130	136
	_____	____	____	_____	____	____
	386	164	550	356	106	462

Depreciation and amortisation	(49)	-	(49)	(46)	-	(46)
	_____	____	____	_____	____	____

Operating profit (note 3)	337	164	501	310	106	416
Financial income	2	-	2	2	-	2
Financial expenses	(45)	-	(45)	(41)	-	(41)
	_____	____	____	_____	____	____

Profit before tax	294	164	458	271	106	377

Tax (note 5)	(88)	(2)	(90)	(89)	(49)	(138)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	206	162	368	182	57	239
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	205	162	367	181	57	238
Non-controlling interest	1	-	1	1	-	1
	____	____	____	____	____	____
	206	162	368	182	57	239
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			156.2¢			93.0¢
Diluted			154.9¢			91.9¢
Adjusted	87.2¢			70.7¢
Adjusted diluted	86.5¢			69.9¢
	=====		=====	=====		=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2015

	2015 6 months ended 30 June $m	2014 6 months ended 30 June $m

Profit for the period	368	239

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $nil (2014 $1m)	4	13
Exchange losses on retranslation of foreign operations, net of related tax credit of $3m (2014 $1m)	(5)	(8)
Exchange losses reclassified to profit on hotel disposal (note 9)	2	-
	____	____
	1	5
Items that will not be reclassified to profit or loss:
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $4m (2014 tax credit of $3m)	8	(8)
	____	____
Total other comprehensive income/(loss) for the period	9	(3)
	____	____
Total comprehensive income for the period	377	236
	====	====
Attributable to:
Equity holders of the parent	376	234
Non-controlling interest	1	2
	____	____
	377	236
	====	====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2015

	6 months ended 30 June 2015
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	178	(2,539)	1,636	8	(717)

Total comprehensive income for the period	-	1	375	1	377
Movement in shares in employee share trusts	-	15	(62)	-	(47)
Equity-settled share-based cost	-	-	14	-	14
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(125)	-	(125)
Exchange adjustments	1	(1)	-	-	-
	_____	______	_____	____	____
At end of the period	179	(2,524)	1,841	9	(495)
	=====	=====	=====	====	====

	6 months ended 30 June 2014
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	189	(2,605)	2,334	8	(74)

Total comprehensive income for the period	-	4	230	2	236
Repurchase of shares	-	-	(110)	-	(110)
Movement in shares in employee share trusts	-	20	(59)	-	(39)
Equity-settled share-based cost	-	-	14	-	14
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(122)	(1)	(123)
Exchange adjustments	5	(5)	-	-	-
	_____	_____	____	____	____
At end of the period	194	(2,586)	2,294	9	(89)
	=====	=====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.
All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2015

	2015 30 June	2014 31 December
	$m	$m
ASSETS
Property, plant and equipment	459	741
Goodwill	236	74
Intangible assets	881	569
Investment in associates and joint ventures	128	116
Trade and other receivables	6	3
Retirement benefit assets	-	8
Other financial assets	284	252
Non-current tax receivable	28	34
Deferred tax assets	71	87
	_____	_____
Total non-current assets	2,093	1,884
	_____	_____
Inventories	3	3
Trade and other receivables	617	448
Current tax receivable	11	4
Derivative financial instruments	-	2
Other financial assets	-	5
Cash and cash equivalents	205	162
	______	______
Total current assets	836	624
Assets classified as held for sale	306	310
	______	______
Total assets (note 3)	3,235	2,818
	=====	=====
LIABILITIES
Loans and other borrowings	(525)	(126)
Trade and other payables	(821)	(769)
Provisions	(13)	(1)
Current tax payable	(47)	(47)
	______	______
Total current liabilities	(1,406)	(943)
	______	______
Loans and other borrowings	(1,390)	(1,569)
Retirement benefit obligations	(135)	(146)
Trade and other payables	(632)	(627)
Provisions	(1)	(9)
Deferred tax liabilities	(143)	(147)
	______	_____
Total non-current liabilities	(2,301)	(2,498)
Liabilities classified as held for sale	(23)	(94)
	______	______
Total liabilities	(3,730)	(3,535)
	=====	=====
Net liabilities	(495)	(717)
	=====	=====
EQUITY
Equity share capital	179	178
Capital redemption reserve	12	12
Shares held by employee share trusts	(20)	(35)
Other reserves	(2,897)	(2,896)
Unrealised gains and losses reserve	115	111
Currency translation reserve	266	269
Retained earnings	1,841	1,636
	______	______
IHG shareholders' equity	(504)	(725)
Non-controlling interest	9	8
	______	______
Total equity	(495)	(717)
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2015

	2015 6 months ended 30 June	2014 6 months ended 30 June
	$m	$m

Profit for the period	368	239
Adjustments for:
Net financial expenses	43	39
Income tax charge	90	138
Depreciation and amortisation	49	46
Exceptional operating items	(164)	(106)
Equity-settled share-based cost	11	10
Dividends from associates and joint ventures	2	1
Other items	1	-
	_____	_____
Operating cash flow before movements in working capital	400	367
Net change in loyalty programme liability and System Fund surplus	107	99
Other changes in net working capital	(160)	(180)
Retirement benefit contributions, net of cost	(1)	(2)
Cash flows relating to exceptional operating items	(33)	(9)
	_____	_____
Cash flow from operations	313	275
Interest paid	(15)	(12)
Interest received	1	1
Tax paid on operating activities	(72)	(59)
	_____	_____
Net cash from operating activities	227	205
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(27)	(43)
Purchase of intangible assets	(58)	(47)
Investment in other financial assets	(20)	-
Investment in associates and joint ventures	(16)	(8)
Loan advances to associates and joint ventures	(2)	-
Acquisition of business, net of cash acquired (note 8)	(438)	-
Capitalised interest paid	(2)	-
Disposal of hotel assets, net of costs and cash disposed (note 9)	363	346
Proceeds from other financial assets	6	13
	_____	_____
Net cash from investing activities	(194)	261
	_____	_____
Cash flow from financing activities
Purchase of own shares	-	(110)
Purchase of own shares by employee share trusts	(47)	(49)
Dividends paid to shareholders	(125)	(122)
Dividends paid to non-controlling interests	-	(1)
Proceeds from foreign exchange swaps	22	-
New borrowings	400	-
Decrease in other borrowings	(208)	-
	_____	_____
Net cash from financing activities	42	(282)
	_____	_____
Net movement in cash and cash equivalents in the period	75	184
Cash and cash equivalents, net of overdrafts, at beginning of the period	55	134
Exchange and other adjustments	(31)	(10)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	99	308
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority and IAS 34 'Interim Financial Reporting' and have been prepared on a consistent basis using the same accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Form 20-F for the year ended 31 December 2014.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the financial statements continue to be prepared on a going concern basis.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2014 has been extracted from the Group's published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor's report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1=£0.66 (2014 $1=£0.60). In the case of the euro, the translation rate is $1 = €0.90 (2014 $1 = €0.73).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.64 (2014 30 June $1 = £0.59; 31 December $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.89 (2014 30 June $1 = €0.73; 31 December $1 = €0.82).

3.	Segmental information

	Revenue	2015 6 months ended 30 June	2014 6 months ended 30 June
		$m	$m

	Americas	471	435
	Europe	144	182
	AMEA	116	117
	Greater China	118	112
	Central	66	62
		____	____
	Total revenue	915	908
		====	====
	All results relate to continuing operations.

Profit	2015 6 months ended 30 June $m	2014 6 months ended 30 June $m

Americas	295	268
Europe	36	38
AMEA	40	38
Greater China	34	36
Central	(68)	(70)
	____	____
Reportable segments' operating profit	337	310
Exceptional operating items (note 4)	164	106
	____	____
Operating profit	501	416

Financial income	2	2
Financial expenses	(45)	(41)
	____	____
Profit before tax	458	377
	====	====
All results relate to continuing operations.

Assets	2015 30 June $m	2014 31 December $m

Americas	1,487	919
Europe	434	626
AMEA	246	244
Greater China	390	394
Central	363	346
	____	____
Segment assets	2,920	2,529

Unallocated assets:
Non-current tax receivable	28	34
Deferred tax assets	71	87
Current tax receivable	11	4
Derivative financial instruments	-	2
Cash and cash equivalents	205	162
	____	____
Total assets	3,235	2,818
	====	====

4.	Exceptional items
		2015 6 months ended 30 June $m	2014 6 months ended 30 June $m
	Continuing operations:
	Exceptional operating items
	Administrative expenses:
	Kimpton integration costs (a)	(4)	-
	Venezuelan currency losses (b)	(4)	(14)
	Restructuring costs (c)	(3)	(10)
		____	____
		(11)	(24)

	Other operating income and expenses:
	Gain on disposal of hotel assets (d)	175	130

		____	____
		164	106
		====	====
	Tax
	Tax on exceptional operating items (e)	(2)	(49)
		____	____
		(2)	(49)
		====	====

These items are treated as exceptional by reason of their size or nature.
a)	Relates to the initial costs of integrating Kimpton into the operations of the Group (see note 8).
b)	Arises from changes to the Venezuelan exchange rate mechanisms and the adoption of the SIMADI exchange rate in 2015 and the SICAD II exchange rate in 2014.
c)	Relates to a continuation of a restructuring of the Group's corporate functions.
d)
In 2015, arose from the sale of InterContinental Paris - Le Grand and, in 2014, from the sale of InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in InterContinental New York Barclay (see note 9).

e)
Relates to tax charges of $16m on the sale of InterContinental Paris - Le Grand, offset by tax relief of $4m in respect of the Kimpton acquisition, $3m on other current year exceptional costs and a credit of $7m relating to deferred tax adjustments arising from exceptional transactions in prior years.

5.	Tax

The tax charge on profit for the period from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using an interim effective tax rate of 30% (2014 33%) analysed as follows:

	2015	2015	2015	2014	2014	2014
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	294	(88)	30%	271	(89)	33%

Exceptional items	164	(2)		106	(49)
	____	____		____	____
	458	(90)		377	(138)
	====	====		====	====
Analysed as:
UK tax		(3)			(2)
Foreign tax		(87)			(136)
		____			____
		(90)			(138)
		====			====

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional impact of the weighted average number of dilutive ordinary share awards outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2015 6 months ended 30 June	2014 6 months ended 30 June

Basic earnings per ordinary share
Profit available for equity holders ($m)	367	238
Basic weighted average number of ordinary shares (millions)	235	256
Basic earnings per ordinary share (cents)	156.2	93.0
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	367	238
Diluted weighted average number of ordinary shares (millions)	237	259
Diluted earnings per ordinary share (cents)	154.9	91.9
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	367	238
Adjusting items (note 4):
Exceptional operating items ($m)	(164)	(106)
Tax on exceptional operating items ($m)	2	49
	____	____
Adjusted earnings ($m)	205	181
Basic weighted average number of ordinary shares (millions)	235	256
Adjusted earnings per ordinary share (cents)	87.2	70.7
	====	====
Diluted weighted average number of ordinary shares (millions)	237	259
Adjusted diluted earnings per ordinary share (cents)	86.5	69.9
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2015 millions	2014 millions
Basic weighted average number of ordinary shares	235	256
Dilutive potential ordinary shares	2	3
	____	____
	237	259
	====	====

7.	Dividends and shareholder returns
		2015 cents per share	2014 cents per share	2015 $m	2014 $m
	Paid during the period:
	Final (declared for previous year)	52.0	47.0	125	122
		=====	=====	====	====
	Proposed for the period:
	Interim	27.5	25.0	65	57*
		=====	=====	====	====
	*Amount paid
	The total number of shares held as treasury shares at 30 June 2015 was 11.5m.

8.	Acquisition of business

On 16 January 2015, the Group completed the acquisition of Kimpton Hotel & Restaurant Group, LLC ('Kimpton'), an unlisted company based in the US.  Kimpton is the world's largest independent boutique hotel operator and the acquisition makes IHG the market leader in the boutique segment.

The fair values of the identifiable assets and liabilities of Kimpton at the date of acquisition were as follows:

$m

Property, plant and equipment	3
Identifiable intangible assets	266
Other financial assets	10
Trade and other receivables	29
Cash and cash equivalents	3
Trade and other payables	(27)
Non-current liabilities	(10)
____
Net identifiable assets acquired	274
Goodwill	167
____
Total purchase consideration	441
====

Net cash outflow arising on acquisition:
$m
Cash consideration, including working capital payment of $11m	441
Less: cash and cash equivalents acquired	(3)
____
438
====

The fair value of the identifiable intangible assets, comprising brands and management contracts, is provisional pending receipt of the final valuation report for those assets.

The goodwill is mainly attributable to the international growth opportunities identified for the acquired business, plus cost synergies expected to arise. The amount of goodwill that is expected to be deductible for income tax purposes is $165m.

Included in trade and other receivables are trade receivables with a gross contractual value of $26m, which are expected to be collectable in full. The fair value of trade receivables approximates the book value of $26m.

No contingent liabilities were recognised as a result of the acquisition.

Kimpton contributed revenue of $33m and operating profit of $14m for the period between the date of acquisition and the balance sheet date. The results of Kimpton are included in the Americas business segment.

If the acquisition had taken place at 1 January 2015, there would have been no material difference to reported Group revenue and operating profit for the six months ended 30 June 2015.

Acquisition transaction costs of $7m were charged to exceptional administrative expenses in the year ended 31 December 2014.

9.	Disposal of hotel assets

On 20 May 2015, the Group completed the sale of its interests in InterContinental Paris - Le Grand.  This hotel was classified as an asset held for sale at 31 December 2014.

In the six month period to 30 June 2014, the Group completed the sale of InterContinental Mark Hopkins San Francisco on 27 March 2014 and the disposal of an 80.1% interest in InterContinental New York Barclay on 31 March 2014.

		2015 6 months ended 30 June $m	2014 6 months ended 30 June $m
	Net assets disposed:
	Property, plant and equipment	-	91
	Assets classified as held for sale, including cash and cash equivalents	310	223
	Liabilities classified as held for sale	(87)	-
	Net current liabilities	-	(4)
		______	_____
		223	310
	Gain on disposal of hotel assets (note 4)	175	130
	Accrued disposal costs	-	5
	Exchange losses reclassified from currency translation reserve	2	-
		_____	_____
	Total consideration	400	445
		=====	====
	Satisfied by:
	Cash consideration, net of costs paid	367	346
	Other financial asset	-	27
	Intangible assets - management contracts	33	50
	Investment in associate	-	22
		_____	_____
		400	445
		=====	====

	Net cash inflow arising on disposals:
		$m	$m

	Cash consideration, net of costs paid	367	346
	Less: cash and cash equivalents disposed	(4)	-
		_____	_____
		363	346
		=====	====

10.	Net debt
		2015 30 June	2014 31 December
		$m	$m

	Cash and cash equivalents	205	162
	Loans and other borrowings - current	(525)	(126)
	Loans and other borrowings - non-current	(1,390)	(1,569)
		____	____
	Net debt	(1,710)	(1,533)
		====	====
	Finance lease liability included above	(223)	(218)
		====	====

11.	Movement in net debt
		2015 6 months ended 30 June	2014 6 months ended 30 June
		$m	$m

	Net increase in cash and cash equivalents, net of overdrafts	75	184
	Add back cash flows in respect of other components of net debt:
	New borrowings	(400)	-
	Decrease in other borrowings	208	-
		_____	_____
	(Increase)/decrease in net debt arising from cash flows	(117)	184

	Non-cash movements:
	Finance lease obligations	(2)	(2)
	Exchange and other adjustments	(58)	(60)
		_____	_____
	(Increase)/decrease in net debt	(177)	122

	Net debt at beginning of the period	(1,533)	(1,153)
		_____	_____
	Net debt at end of the period	(1,710)	(1,031)
		=====	=====

12.	Fair values
	The table below compares carrying amounts and fair values of the Group's financial assets and liabilities at 30 June 2015:
		2015 30 June Carrying value $m	2015 30 June Fair value $m	2014 31 December Carrying value $m	2014 31 December Fair value $m
	Financial assets:
	Equity securities available-for-sale	156	156	144	144
	Loans and receivables	128	128	113	113
	Derivatives	-	-	2	2
		_____	_____	_____	_____
		284	284	259	259
		=====	=====	=====	=====
	Financial liabilities:
	£250m 6% bonds 2016	(405)	(416)	(390)	(423)
	£400m 3.875% bonds 2022	(635)	(647)	(618)	(659)
	Finance lease obligations	(223)	(270)	(218)	(277)
	Unsecured bank loans	(544)	(544)	(359)	(359)
	Secured bank loan	(2)	(2)	(3)	(3)
		_____	_____	_____	_____
		(1,809)	(1,879)	(1,588)	(1,721)
		=====	=====	=====	=====

Cash and cash equivalents, trade and other receivables, bank overdrafts, trade and other payables and provisions are excluded from the above table as their fair value approximates book value. The fair value of loans and receivables approximates book value based on prevailing market rates. The fair value of the £250m and £400m bonds is based on their quoted market price. The fair value of finance lease obligations is calculated by discounting future cash flows at prevailing interest rates. The fair value of other borrowings approximates book value as interest rates reset to market rates on a frequent basis. Equity securities available-for-sale and derivatives are held in the Group statement of financial position at fair value as set out in the following table.

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

30 June 2015	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	14	-	-	14
Unquoted equity shares	-	-	142	142
31 December 2014	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	16	-	-	16
Unquoted equity shares	-	-	128	128
Derivatives	-	2	-	2

The Level 2 derivatives consist of foreign exchange swaps which are valued using data from observable swap curves, adjusted to take account of the Group's own credit risk.

The Level 3 equity securities relate to investments in unlisted shares which are valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available.  The average P/E ratio for the period was 24.7 (2014 31 December 24.0) and a non-marketability factor of 30% (2014 31 December 30%) was applied.

A 10% increase in the average P/E ratio would result in a $3m increase (2014 31 December $3m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $3m decrease (2014 31 December $3m) in the fair value of the investments. A 10% increase in net assets would result in a $8m increase (2014 31 December $7m) in the fair value of investments and a 10% decrease in net assets would result in a $8m decrease (2014 31 December $7m) in the fair value of the investments.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the period:

				$m

At 1 January 2015				128
Additions				8
Valuation gains recognised in other comprehensive income				6
				____
At 30 June 2015				142
				====

13.	Loyalty programme liability

Following the announcement on 14 April 2015 of the introduction of an expiry policy for points earned under the Group's loyalty programme, IHG Rewards Club, the Group has released $156m from the programme's future redemption liability. The amount released was based on the advice of an external actuary who used statistical models to estimate the impact of the programme change on members' behaviour.  The liability release has resulted in a corresponding increase in the System Fund surplus which is also recorded on the Group statement of financial position.

14.	Commitments and contingencies

At 30 June 2015, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $103m (2014 31 December $117m). The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $77m at 30 June 2015 based on current forecasts (2014 31 December $89m).

At 30 June 2015, the Group had no contingent liabilities (2014 31 December $nil).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 30 June 2015, the amount provided in the financial statements was $nil (2014 31 December $2m) and the maximum unprovided exposure under such guarantees was $13m (2014 31 December $29m).

In limited cases, the Group may guarantee bank loans provided to facilitate third-party ownership of hotels in which the Group has an equity interest and also a management contract. At 30 June 2015, there were guarantees of $38m in place (2014 31 December $20m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In particular, the Group is currently subject to a claim by Pan American Life Insurance Company, a Competition and Markets Authority enquiry in the UK and class action law suits in the US. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

15.	Events after the reporting period

On 10 July 2015, the Group announced the sale of the InterContinental Hong Kong for a gross purchase price of US$938m. The buyer has paid a non-refundable deposit of US$94m, with the remaining proceeds payable in cash on completion, expected in the second half of 2015. The Group will retain a 37-year management contract on the hotel, with three 10-year extension rights. The hotel was classified as an asset held for sale at 30 June 2015.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2015 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 15. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) , 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of half-yearly financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2015 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
London
29 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 July 2015